SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2005

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑

Attached to the Registrant’s Form 6-K for the month of January 2005, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release dated January 13, 2005
2. Press Release dated January 17, 2005
3. Press Release dated January 18, 2005
4. Press Release dated January 19, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: January 19, 2005

F O R  .  I M M E D I A T E  .  R E L E A S E

Spectrum Delivers SDR-3000 MRDP MILCOM Rapid-Prototyping
Development Platforms to US Defense Contractor

Burnaby, BC — January 13, 2005 — Spectrum Signal Processing Inc., today announced that an unnamed US defense contractor has purchased two SDR-3000 MRDP platforms for use in its internal military communications research and development programs. The order is the first design-in for Spectrum’s flexComm™ SDR-3000 MRDP, a rapid-prototyping development platform designed for military communications (MILCOM) applications, following its introduction in November 2004.

The customer will use the SDR-3000 MRDP platforms to conduct communications software testing related to the Software Communications Architecture (SCA). The customer also expects to port its internally developed communications software to Spectrum’s SDR-3000 MRDP platform for testing and evaluation purposes.

“I am pleased to see the adoption of our SDR-3000 MRDP platform within weeks of its release. This sale to a leading MILCOM defense contractor also underscores that we have hit our target market with the introduction of this new product,” stated Pascal Spothelfer, President and CEO of Spectrum Signal Processing. “We will continue to leverage our communications applications expertise by introducing additional turn-key solutions for the C4ISR market in the near term.”

The flexComm SDR-3000 MRDP is the industry’s first SCA-enabled “RF to Ethernet” commercial-off-the-shelf solution specifically targeting military communications programs. The platform provides a turnkey black-side processing system for Joint Tactical Radio System (JTRS) and other MILCOM developers. This system includes sample application software supporting frequency agile operation, making the SDR-3000 MRDP ideal for rapid prototyping and for both wide and narrowband waveform development.

The SDR-3000 MRDP system is comprised of Spectrum’s SDR-3000 software defined radio processing and analog-to-digital converter/digital-to-analog converter boards (PRO-3100, PRO-3500, ePMC-8311 and TM1-3300) in a four slot 2U CompactPCI® chassis. These components are integrated with the Digital Receiver Technology, Inc. DRT-2110 RF transceiver subsystem consisting of a tuner, an exciter and a single-board computer, in a 21-slot 3U CompactPCI chassis.

The system includes all software application libraries, including digital down-conversion and digital up-conversion field programmable gate array cores, operating systems and an SCA Core Framework. A working software dataflow example demonstrating a Frequency Shift Keying (FSK) modulation and demodulation application is also provided, presenting a starting point for customers’ design efforts. The system is flexible, scalable and can be customized as required.

Detailed product information can be found at http://www.spectrumsignal.com/products/sdr/sdr_3000.asp.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm is a trademark of Spectrum Signal Processing Inc.
® CompactPCI is a registered trademark of PCI Industrial Computer Manufacturing Group.

SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Phone: 604.676.6743	Phone: 604.421.5422
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com

F O R  .  I M M E D I A T E  .  R E L E A S E

Spectrum Secures Contract With Government Defense Agency
For Wideband Communications Intelligence Application

Burnaby, BC — January 17, 2005 — Spectrum Signal Processing Inc., today announced that an international government defense agency has selected Spectrum’s flexComm™ HCDR-1002 platform for the development of a wideband communications intelligence application.

“Spectrum competed against a number of international competitors to secure its first design-in with this promising customer,” stated Pascal Spothelfer, President and CEO of Spectrum. “We differentiated ourselves by offering a highly flexible, software reconfigurable solution opposed to the competing more rigid, legacy-type solutions. Given the pace at which communications technologies are developing, I believe that C4ISR applications will continue to adopt software reconfigurable radio technologies to allow ongoing adaptation.”

C4ISR includes command, control, communications, computers, intelligence, surveillance and reconnaissance applications. Signals intelligence (SIGINT) includes communications intelligence (COMINT) and electronics intelligence (ELINT) applications.

The HCDR-1002 is a flexible heterogeneous processing platform that incorporates Xilinx™ field programmable gate arrays, Freescale PowerPC™ processors and Texas Instruments digital signal processors. Detailed product information can be found at http://www.spectrumsignal.com/products/hcdr/hcdr_1000.asp.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm is a trademark of Spectrum Signal Processing Inc.
™ Xilinx is a trademark of Xilinx Inc.
™ PowerPC is a trademark of International Business Machines Corporation.

SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Phone: 604.676.6743	Phone: 604.421.5422
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com

MEDIA ADVISORY

Spectrum Signal Processing to Host Fourth Quarter and Year-End Results
Conference Call and Live Audio Webcast

Burnaby, B.C., Canada — January 18, 2005 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) will release its fourth quarter and year-end results after market close on Monday, February 7, 2005. At 1:30 pm Pacific / 4:30 pm Eastern time the same day, Pascal Spothelfer, Spectrum’s President & CEO, will host a conference call to discuss the financial results for the fourth quarter and fiscal 2004.

To access the Spectrum Conference Call:

Date: Monday, February 7, 2005

Time: 1:30 pm Pacific / 4:30 pm Eastern

Dial-in number: 1.800.387.6216. A replay of the call will be available from February 7, 2005 to March 4, 2005 and can be accessed by dialing 1.416.695.5800 followed by the access code 3135393#.

Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com The replay will be available on Spectrum’s web site until March 4, 2005.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.

™ flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact:
Brent Flichel
Investor Relations
Phone: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES .

F O R  .  I M M E D I A T E  .  R E L E A S E

Spectrum Announces Engagement of Agents for Proposed
Equity Offering of Approximately $9 Million

Burnaby, BC — January 19, 2005 — Spectrum Signal Processing Inc., today announced that it has engaged GMP Securities, CIBC World Markets and Harris Partners Limited in connection with a proposed private placement of approximately $9 million of equity securities on a best efforts basis.

“The proceeds of the proposed offering will be used for general working capital purposes and for certain growth initiatives that may include company or product line acquisitions.” stated Brent Flichel, Spectrum’s Chief Financial Officer.

Closing of the proposed private placement is subject to certain customary conditions, including, but not limited to, the execution of a formal agency agreement and definitive subscription agreements and the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated; application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”) or any state securities laws and may not be offered or sold within the United States or to US persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release contains forward-looking statements related to Spectrum Signal Processing Inc. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACTS

Brent Flichel
Business Media and Investor Relations
Phone: 604.421.5422
Email: brent_flichel@spectrumsignal.com